Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: PPG Industries, Inc.
Commission File No.: 001-01687

The following press release was issued by PPG Industries, Inc. on October 18, 2012

PPG Industries
PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272 USA
www.ppg.com
News
Contact:
Jeremy Neuhart
PPG Corporate Communications
412-434-3046
neuhart@ppg.com

Investors:
Vince Morales
PPG Investor Relations
412-434-3740
vmorales@ppg.com

PPG reports record third quarter earnings per share

•	Higher earnings achieved in each major global region

•	Total coatings segments earnings grew 20 percent

•	Sales growth in local currencies offset by negative currency translation

•	Savings from previously announced restructuring aided in lowering cost

•	Company ended quarter with $2 billion in cash and short-term investments

•	Commodity chemicals separation remains on schedule

PITTSBURGH, Oct. 18, 2012 – PPG Industries (NYSE:PPG) today reported third quarter 2012 net sales of $3.8 billion. Net income for the quarter was $339 million, or $2.18 per diluted share, including nonrecurring charges. Adjusted net income for the quarter, excluding the nonrecurring charges, was $348 million, or $2.24 per diluted share. Third quarter 2011 net sales were $3.8 billion, and net income was $311 million, or $1.96 per diluted share.

Third quarter 2012 results include after-tax charges of $9 million, or 6 cents per diluted share, for costs directly related to the company’s previously announced agreement to separate its commodity chemicals business and merge it with Georgia Gulf Corporation or a subsidiary of Georgia Gulf. The company anticipates additional separation costs in the fourth quarter. There were no nonrecurring charges in the third quarter 2011. A Regulation G Reconciliation of third quarter 2012 adjusted net income and earnings per diluted share to reported net income and earnings per diluted share is included below.

“We delivered record third quarter earnings per share despite uneven demand among regions and end-use markets,” said Charles E. Bunch, PPG chairman and CEO. “Our coatings segments drove the record performance on improved local currency sales and 20 percent earnings growth.”

“North American sales activity remained strongest, highlighted by excellent automotive OEM (original equipment manufacturer) and refinish coatings growth,” Bunch noted. “Business levels in Asia and Latin America were flat in aggregate but mixed by end-use market, including growth in our automotive OEM and packaging coatings businesses that was offset by weakening coatings demand due to lower marine new builds. European volume remained below the prior-year quarter, but the trend improved notably in comparison with second quarter year-over-year results due to less customer inventory destocking. Sales declined in our Optical and Specialty Materials segment in all regions due to customer inventory management actions stemming from lower growth rates in the optical channel and in anticipation of the upcoming introduction of our next-generation TRANSITIONS(R) lenses.”

According to Bunch, sales for the entire company were flat versus the third quarter 2011 as the impact of negative currency translation offset local currency sales growth of 4 percent.

“We continued our aggressive focus on cost reduction, and the resulting improved cost performance supported our earnings growth,” Bunch said. "Improvements in manufacturing costs were coupled with savings from our restructuring actions, which remain on schedule to deliver partial-year 2012 savings of $40 million to $50 million. Also, we continue to combat cost inflation, but the raw material inflation rate has moderated in comparison with previous quarters.

“Looking to the fourth quarter, we are heading into a seasonally slower period in most end-use markets and expect little change in the inconsistent performance of economies outside North America,” Bunch said. “We also anticipate measured economic growth in North America and expect to benefit further from some of the highest growth sectors this year, such as automotive OEM and aerospace. Given the economic backdrop, we are pleased to have delivered higher earnings in each region in the third quarter and year to date. We will remain focused on aggressive management within the regions to maximize our financial performance, and we expect to benefit further from the continued implementation of restructuring actions.

“In addition, we have considerable financial flexibility, and we continue to pursue acquisitions in a disciplined manner as a primary means of deploying our strong cash position for earnings accretion. Finally, we remain on schedule to complete the separation of our commodity chemicals business and the merger of that business with Georgia Gulf, with closing expected to occur by early next year,” Bunch concluded.

The company reported today that cash and short-term investments totaled approximately $2 billion at the end of the third quarter 2012. Year-to-date cash from operations was slightly more than $1 billion, up more than 33 percent versus the prior year.

Performance Coatings segment sales for the quarter were $1.2 billion, flat with the prior year. The negative impacts of foreign currency translation and slightly lower volume were offset by sales increases from acquisitions and improved selling prices. Volumes rose modestly in the U.S. and were down in all other regions. Aerospace sales grew despite progressively more difficult prior-period comparisons. Automotive refinish organic sales grew, aided by higher U.S. and emerging-region results. While refinish activity fell in Europe, the decline was not as severe as in the previous quarter due to less customer inventory destocking. U.S. architectural coatings daily sales grew by low- to mid-single-digit percentages, with growth in each channel and the strongest results in company-owned stores. Emerging-region volumes remained hampered by lower architectural demand and weakening marine new-build activity, partly offset by higher global protective coatings volume. Segment earnings grew 7 percent to $203 million. In addition to the sales impacts, the segment achieved lower costs through discretionary cost management and restructuring related benefits, and while cost inflation continued, it was at lower rates than in prior periods.

Industrial Coatings segment sales for the quarter were $1.1 billion, an increase of $51 million, or 5 percent, versus the prior year. Strong volume growth, pricing and acquisitions added to sales, but these were partly offset by notable currency translation that reduced sales by approximately $50 million. Robust automotive OEM coatings volume growth continued globally despite European weakness, with company gains easily outpacing industry growth. Demand in the industrial coatings business was lower and uneven by region and end-use application, including weaker consumer electronics demand partly offset by higher automotive parts activity. Packaging coatings volume grew within emerging regions, helping offset weaker results in developed regions. Segment earnings for the quarter were $153 million, an increase of $52 million, as the earnings impact from the higher sales combined with lower manufacturing costs stemming from ongoing cost management and restructuring benefits.

Architectural Coatings – EMEA (Europe, Middle East and Africa) segment sales for the quarter were $564 million, a decrease of $9 million, or 2 percent, versus the prior year. Currency translation negatively impacted sales by approximately 11 percent, while sales from the Dyrup acquisition completed in January 2012 increased sales 8 percent providing a partial offset. Volumes declined by low-single-digit percentages; however, the decline was less severe than in the previous quarter. Despite the reduced volumes, segment earnings grew by $3 million versus the prior year to reach $56 million, aided by restructuring cost benefits and an improved sales margin mix. On a year-to-date basis the Dyrup acquisition increased segment sales by 9 percent, but the Dyrup business traditionally experiences a sales decline in the fourth quarter that exceeds that of the overall segment, reflecting the seasonal nature of the products acquired with the business.

Optical and Specialty Materials third quarter 2012 segment sales were $282 million, down $29 million, or 9 percent, including a 6 percent volume decline and a negative impact from foreign currency translation. Segment volumes declined due to slower optical consumer growth and associated customer inventory destocking. In addition, further customer inventory management actions were initiated to avoid product obsolescence ahead of the early 2013-scheduled introduction of Generation VII Transitions lenses. Segment earnings declined by $17 million year-over-year to $76 million due to the lower volumes, which were partially offset by lower selling expenses.

Commodity Chemicals segment sales for the quarter were $437 million, down $8 million, or 2 percent, versus the prior year. Selling prices were lower year-over-year, stemming from chlorine price decreases realized earlier this year, and partly offset by caustic pricing, which has risen each quarter during the year. Segment earnings were $94 million, a decline of $10 million from the third quarter 2011. Volume gains were offset by a negative sales mix. Lower natural gas input costs and manufacturing cost improvements partially offset the sales impacts. In addition, a small casualty loss stemming from a warehouse fire negatively impacted earnings by $4 million.

Glass segment sales were $262 million for the quarter, down $11 million from the prior year. Higher flat glass volumes were offset by lower pricing and the negative impact of foreign currency translation. Fiber glass pricing declined from prior-year levels, driven by reduced demand in Europe and Asia. Segment earnings were $24 million, an increase of $1 million from the prior-year quarter, as strong manufacturing cost improvements were partly offset by the lower pricing and lower fiber glass equity earnings.

PPG: BRINGING INNOVATION TO THE SURFACE. (TM)
PPG Industries' vision is to continue to be the world’s leading coatings and specialty products company. Through leadership in innovation, sustainability and color, PPG helps customers in industrial, transportation, consumer products, and construction markets and aftermarkets to enhance more surfaces in more ways than does any other company. Founded in 1883, PPG has global headquarters in Pittsburgh and operates in more than 60 countries around the world. Sales in 2011 were $14.9 billion. PPG shares are traded on the New York Stock Exchange (symbol:PPG). For more information, visit www.ppg.com.

Additional Information
PPG will provide detailed commentary regarding its financial performance, including presentation-slide content, on the PPG Investor Center at www.ppg.com at 1 p.m. ET today, Oct. 18. The company will hold a conference call to review its third quarter 2012 financial performance today at 2 p.m. ET. The dial-in numbers are: in the United States, 800-215-2410; international, 617-597-5410; passcode 77676137. The conference call also will be available in listen-only mode via Internet broadcast from the PPG Investor Center at www.ppg.com (Windows Media Player). A telephone replay will be available today, Oct. 18, beginning at approximately 4 p.m. ET, through Thursday, Oct. 25, at 11:59 p.m. ET. The dial-in numbers for the replay are: in the United States, 888-286-8010; international, 617-801-6888; passcode 18019985. A Web replay also will be available on the PPG Investor Center at www.ppg.com, beginning at approximately 4 p.m. ET today, Oct. 18, 2012, through Friday, Oct. 18, 2013.

Forward-Looking Statements
Statements in this news release relating to matters that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 reflecting the company’s current view with respect to future events or objectives and financial or operational performance or results. These matters involve risks and uncertainties as discussed in PPG Industries’ periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the Securities and Exchange Commission (SEC). Accordingly, many factors could cause actual results to differ materially from the company’s forward-looking statements.

Among these factors are global economic conditions, increasing price and product competition by foreign and domestic competitors, fluctuations in cost and availability of raw materials, the ability to maintain favorable supplier relationships and arrangements, the realization of anticipated cost savings from restructuring initiatives, difficulties in integrating acquired businesses and achieving expected synergies therefrom, the ability to penetrate existing, developing or emerging foreign and domestic markets, economic and political conditions in international markets, foreign exchange rates and fluctuations in such rates, fluctuations in tax rates, the impact of future legislation, the impact of environmental regulations, unexpected business disruptions and the unpredictability of possible future litigation, including litigation that could result if the asbestos settlement discussed in PPG’s filings with the SEC does not become effective. However, it is not possible to predict or identify all such factors.

This news release also contains statements about PPG’s agreement to separate its commodity chemicals business and merge it with Georgia Gulf Corporation or a subsidiary of Georgia Gulf (the “Transaction”). Many factors could cause actual results to differ materially from the company’s forward-looking statements with respect to the Transaction, including, the parties’ ability to satisfy of the conditions of the Transaction; the parties’ ability to complete the Transaction on anticipated terms and schedule, including the ability of Georgia Gulf to obtain shareholder approval and the ability of the parties to obtain regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies for the management, expansion and growth of Georgia Gulf’s operations; and Georgia Gulf’s ability to integrate PPG’s commodity chemicals business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm PPG’s or Georgia Gulf’s business.

Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on PPG’s consolidated financial condition, results of operations or liquidity.

Forward-looking statements speak only as of the date of their initial issuance, and PPG does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by applicable law.

Additional Information and Where to Find It
This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, PPG's commodity chemicals business or PPG. In connection with the Transaction, Georgia Gulf will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 that will include a prospectus of Georgia Gulf relating to the Transaction. In addition, Eagle Spinco, Inc., a subsidiary of PPG, will file with the SEC a registration statement on Form S-4 and S-1 that will include a prospectus of the PPG commodity chemicals business relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, PPG'S COMMODITY CHEMICALS BUSINESS AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, copies of the registration statements and proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Georgia Gulf's website at www.ggc.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf, Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations, or from PPG upon written request to PPG, PPG Industries, Inc., One PPG Place, Pittsburgh, Pennsylvania 15272, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf or PPG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

Regulation G Reconciliation
PPG Industries believes investors' understanding of the company's operating performance is enhanced by the disclosure of net income and earnings per diluted share adjusted for nonrecurring charges. PPG's management considers this information useful in providing insight into the company’s ongoing operating performance because it excludes the impact of items that cannot reasonably be expected to recur on a quarterly basis. Net income and earnings per diluted share adjusted for these items are not recognized financial measures determined in accordance with U.S. generally accepted accounting principles (GAAP) and should not be considered a substitute for net income or earnings per diluted share or other financial measures as computed in accordance with U.S. GAAP. In addition, adjusted net income and earnings per diluted share may not be comparable to similarly titled measures as reported by other companies.

The following is a reconciliation of reported and adjusted net income and earnings per diluted share for the third quarter 2012:

Regulation G Reconciliation – Results from Operations
($ in millions, except per-share amounts)

Third Quarter 2012	$	EPS
Reported net income	$339	$2.18
Business separation/merge costs	9	0.06
Adjusted net income	$348	$2.24

Bringing innovation to the surface is a trademark of PPG Industries Ohio, Inc.
Transitions is a registered trademark of Transitions Optical, Inc.

PPG INDUSTRIES AND CONSOLIDATED SUBSIDIARIES
CONDENSED STATEMENT OF OPERATIONS (unaudited)
(All amounts in millions except per-share data)
		3 Months Ended Sept. 30		9 Months Ended Sept. 30
		2012	2011	2012	2011

	Net sales	$3,845	$3,849	$11,552	$11,368
	Cost of sales, exclusive of depreciation and amortization (Note A)	2,288	2,353	6,869	6,897
	Selling, R&D and administrative expenses (Note A)	929	914	2,825	2,753
	Depreciation	89	86	265	260
	Amortization	27	30	83	92
	Interest expense	54	51	155	159
	Interest income	(10)	(11)	(29)	(32)
	Asbestos settlement - net	3	3	9	9
	Business restructuring	—	—	208	—
	Other (earnings)/charges - net (Note B)	(21)	(39)	103	(83)
	INCOME BEFORE INCOME TAXES	486	462	1,064	1,313
	Income tax expense (Note C)	122	120	253	340
	Net income attributable to the controlling and noncontrolling interests	364	342	811	973
	Less: Net income attributable to noncontrolling interests	(25)	(31)	(97)	(94)
	NET INCOME (ATTRIBUTABLE TO PPG)	339	311	714	879

	Earnings per common share (attributable to PPG)	$2.21	$1.98	$4.66	$5.55

	Earnings per common share (attributable to PPG) - assuming dilution	$2.18	$1.96	$4.61	$5.48

	Average shares outstanding	153.7	156.8	153.2	158.5

	Average shares outstanding - assuming dilution	155.5	158.6	154.8	160.5

Note A:

Includes charges during the nine months ended September 30, 2011 associated with an Architectural Coatings - EMEA (Europe, Middle East and Africa) customer bankruptcy. The charges totaled approximately $9 million.

Note B:

The nine months ended September 30, 2012 includes a pretax charge of $159 million. The charge primarily relates to continued environmental remediation activities at PPG’s former Jersey City, N.J., manufacturing plant and associated sites.

The nine months ended September 30, 2011 include a $9 million net benefit stemming primarily from a bargain purchase gain, reflecting the excess of the fair value of the net assets acquired from Equa-Chlor over the price paid.

Note C:

The calculated tax rate of approximately 24 percent on pretax earnings for the nine months ended September 30, 2012 includes tax benefits of about $60 million or 38 percent for estimated environmental remediation costs primarily at sites in New Jersey, approximately $45 million or about 21 percent for business restructuring charges and $2 million or approximately 29 percent for acquisition-related expenses stemming from the integration of Dyrup A/S in Europe and Colpisa in Latin America and $1 million or approximately 8 percent for certain business separation and merger costs. The effective tax rate on the remaining pre-tax earnings was approximately 25 percent.

The calculated tax rate for the nine months ended September 30, 2011 of 25.9 percent includes the benefit from the nontaxable bargain purchase gain of approximately $9 million resulting from an acquisition. The effective rate on the remaining 2011 pretax earnings was 26 percent.

BALANCE SHEET HIGHLIGHTS (unaudited)

	Sept. 30	Sept. 30	Dec. 31
	2012	2011	2011
($ in millions)
Current assets:
Cash and cash equivalents	$1,392	$1,301	$1,457
Short-term investments (a)	619	37	25
Receivables - net	3,190	3,088	2,830
Inventories	1,777	1,737	1,607
Other	799	777	775
Total current assets	$7,777	$6,940	$6,694

(a)	The increase in short-term investments is driven by PPG's $400 million debt issuance in July 2012.

Current liabilities:
Short-term debt and current portion of long-term debt	$636	$102	$108
Asbestos settlement	654	575	593
Accounts payable and accrued liabilities	3,200	3,111	3,001
Total current liabilities	$4,490	$3,788	$3,702

Long-term debt	$3,365	$3,590	$3,574

PPG OPERATING METRICS (unaudited)

	Sept. 30	Sept. 30	Dec. 31
	2012	2011	2011
($ in millions)
Operating Working Capital (b)
Amount	$3,247	$3,094	$2,739
As a percent of quarter sales, annualized	21.1%	20.1%	19.5%

(b)
Operating working capital includes (1) receivables from customers, net of the allowance for doubtful accounts, plus (2) inventories on a first-in, first-out (FIFO) basis, less (3) the trade creditor's liability.

BUSINESS SEGMENT INFORMATION (unaudited)

	3 Months Ended		9 Months Ended
	Sept. 30		Sept. 30
	2012	2011	2012	2011
	(millions)		(millions)

Net sales
Performance Coatings	$1,210	$1,208	$3,601	$3,490
Industrial Coatings	1,090	1,039	3,265	3,139
Architectural Coatings - EMEA	564	573	1,682	1,655
Optical and Specialty Materials	282	311	930	945
Commodity Chemicals	437	445	1,283	1,334
Glass	262	273	791	805
TOTAL	$3,845	3,849	$11,552	$11,368

Segment income
Performance Coatings	$203	$190	$567	$533
Industrial Coatings	153	101	446	332
Architectural Coatings - EMEA	56	53	136	115
Optical and Specialty Materials	76	93	280	273
Commodity Chemicals	94	104	300	307
Glass	24	23	55	78
TOTAL	606	564	1,784	1,638
Legacy items (Note A)	(14)	(15)	(204)	(52)
Business restructuring (Note B)	—	—	(208)	—
Acquisition-related (costs) gain, net (Note C)	—	—	(6)	9
Business separation and merger costs (Note D)	(9)	—	(13)	—
Interest expense, net of interest income	(44)	(40)	(126)	(127)
Other unallocated corporate expense	(53)	(47)	(163)	(155)
INCOME BEFORE INCOME TAXES	$486	$462	$1,064	$1,313

Note A:

Legacy items include current costs related to former operations of the company, including pension and other postretirement benefit costs, certain charges for legal matters and environmental remediation costs, and certain charges that are considered to be unusual or nonrecurring including the earnings impact of the proposed asbestos settlement. Legacy items also include equity earnings from PPG's approximately 40 percent investment in the former automotive glass and services business. The nine months ended September 30, 2012 includes a pretax charge of $159 million. The charge primarily relates to continued environmental remediation activities at PPG’s former Jersey City, N.J., manufacturing plant and associated sites.

Note B:

The nine months ended September 30, 2012, includes business restructuring charges of $65 million for the Performance Coatings segment, $46 million for the Industrial Coatings segment, $63 million for the Architectural Coatings - EMEA segment, $32 million for the Optical and Specialty Materials segment, $1 million for the Commodity Chemicals segment and $1 million for Corporate. These costs are considered to be unusual and nonrecurring and will not reduce the segment earnings used to evaluate the performance of the operating segments.

Note C:

The nine months ended September 30, 2012 includes the flow-through cost of sales of the step up to fair value of inventory acquired from Dyrup A/S and Colpisa. These costs are considered to be unusual and non-recurring and will not reduce the segment earnings used to evaluate the performance of the operating segments.

The nine months ended September 30, 2011 includes a net benefit stemming primarily from a bargain purchase gain, reflecting the excess of the fair value of the net assets acquired from Equa-Chlor over the price paid.

Note D:

The three and nine months ended September 30, 2012 include $9 million and $13 million of certain business separation and merger costs, respectively. These costs are considered to be unusual and nonrecurring.